Richard F. Hobbs
Senior Vice President and
Chief Financial Officer

Sensient Technologies Corporation
777 East Wisconsin Avenue
Milwaukee, WI 53202-5304
Tel 414 347-3933
Phonemail 414 347-3898
Fax 414 347-4794
richard.hobbs@sensient.com

June 30, 2014

Mr. W. John Cash
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street NE
Washington D.C. 20549-4631

Re:	Sensient Technologies Corporation
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 28, 2014
Form 10-Q for Fiscal Quarter Ended March 31, 2014
Filed May 7, 2014
File No. 1-7626

Dear Mr. Cash:

Sensient Technologies Corporation, a Wisconsin corporation (“Sensient,” the “Company,” “we” or “our”) has received your letter dated June 23, 2014, regarding our most recently filed Form 10-K and Form 10-Q. Our responses to your comments are included below. In addition to the information provided below, we will adjust the disclosures in our future annual and quarterly filings as discussed in our responses.

Form 10-K for Fiscal Year Ended December 31, 2013

Exhibit 13.1

Management’s Discussion and Analysis of Operations and Financial Condition, page 15

Non-GAAP Financial Measures, page 15

1.	Your reconciliations of non-GAAP financial measures to the most directly comparable GAAP measure essentially result in you presenting a full non-GAAP statement of earnings. As noted in our answer to question 102.10 of the C&DI regarding Non-GAAP Financial Measures, it appears to us this places undue prominence on your non-GAAP information. Please tell us how you intend to revise your non-GAAP reconciliations in future annual and quarterly filings to comply with question 102.10 and Item 10(e) of Regulation S-K.

Mr. W. John Cash
United States Securities and Exchange Commission
June 30, 2014

Response:

We believe that our table, with accompanying explanatory language, reconciling Reported 2013 results to Reported 2012 results (each a GAAP financial measure) by adjusting Reported 2013 results to account for Restructuring Impact to arrive at Adjusted 2013 results (a non-GAAP financial measure) presented a comparison of GAAP financial measures with equal or greater prominence than the table’s comparison of a non-GAAP financial measure to a GAAP financial measure.  However, in response to this comment, we will revise our disclosure such that it does not include a full non-GAAP statement of earnings in future annual and quarterly filings.  Any disclosure of non-GAAP measures will be presented in a separate table or comment.

Consolidated Financial Statements

12. Restructuring Charges, page 38

2.	Please revise future filings to more fully disclose and discuss the specific nature of your restructuring activities and their impact and expected impact on future operations. In regard to your 2013 restructuring activities, please revise MD&A in future filings to address these activities and to disclose: the number and nature of the employees to be terminated; the actual number of employees terminated at the most recent balance sheet date; the nature of the other costs; the amount of any annual savings anticipated and when they are expected to be realized; and the amount of any savings actually achieved during the periods presented. Refer to SAB Topic 5P. Please show us your proposed revisions in your response.

Response:

In future filings, the Company will amend its MD&A to address the noted items.  The following illustrates the form of a revised presentation of these disclosures if such revisions had been incorporated into the Company’s Form 10-K for Fiscal Year Ended December 31, 2013:

In 2013, the Company successfully completed its 2013 restructuring program related to relocating the Flavors & Fragrances Group headquarters to Chicago, and to generating operating efficiencies across all segments of the Company by consolidating multiple facilities throughout Europe and North America.  The Company recorded total costs of $31.7 million in 2013 related to the 2013 restructuring program, which included employee separation costs of $18.1 million, long-lived asset impairment of $4.2 million, gain on asset sale of $3.0 million, inventory write-down of $1.8 million, and other costs of $10.7 million.  The other costs mainly consisted of personnel (other than employee separations) and moving related costs.  The plan resulted in the reduction of global headcount of approximately 280 employees performing various functions as of December 31, 2013.  The restructuring plan is expected to reduce annual operating costs by more than $12 million. Operating costs were reduced by more than $7 million as of December 31, 2013.

In future filings, the Company will enhance its relevant Restructuring Charges note to its consolidated financial statements to address the noted items.  The following illustrates the form of a revised presentation of these disclosures if such revisions had been incorporated into Exhibit 13.1 to the Company’s Form 10-K for Fiscal Year Ended December 31, 2013:

Mr. W. John Cash
United States Securities and Exchange Commission
June 30, 2014

12.	RESTRUCTURING CHARGES

The Company recorded restructuring costs of $31.7 million ($22.0 million after tax) in 2013 related to the 2013 restructuring program to relocate the Flavors & Fragrances Group headquarters to Chicago, as well as a profit improvement plan across all segments of the Company.

Detail of the 2013 Restructuring costs and the line items in which it was recorded in the Corporate & Other segment are as follows:

(in thousands)	Selling & Administrative	Cost of Products Sold	Total
Employee separations	$18,081	$—	$18,081
Long-lived asset impairment	4,176	—	4,176
Gain on asset sales	(3,019)		(3,019)
Write-down of inventory	—	1,840	1,840
Other costs[1]	10,657	—	10,657
Total	$29,895	$1,840	$31,735

1 Other costs include personnel (other than employee separations) and moving related costs.

The following table summarizes the 2013 Restructuring costs by segment:

(in thousands)	2013
Flavors	$22,284
Color	7,065
Corporate & Other	2,386
Total	$31,735

The plan resulted in the reduction of global headcount of approximately 280 employees as of December 31, 2013.  The Company does not expect costs related to the 2013 Restructuring in 2014 to be material.

Form 10-Q for Fiscal Quarter Ended March 31, 2014

Consolidated Financial Statements

10. Restructuring, page 8

3.	Please revise future filings to more fully disclose and discuss the specific nature of your restructuring activities and their impact and expected impact on future operations. In regard to your 2014 restructuring activities, please revise MD&A in future filings to address the specific nature of the actions being taken and to explain the facts and circumstances that resulted in you disclosing, as of February 28, 2014, that you did not expect restructuring costs in 2014 to be material and in you announcing material restructuring activities as of March 4, 2014. Please specifically address how you determined the amount you recorded during the interim period was appropriate. Please also revise MD&A in future filings to disclose: the number and nature of employees to be terminated; the actual number of employees terminated at the most recent balance sheet date; the nature of impaired assets; the remaining carrying value of the impaired assets; the nature of the additional restructuring expected in 2014; the amount of any annual savings anticipated and when they are expected to be realized; and the amount of any savings actually achieved during the periods presented. Refer to SAB Topic 5P. Please show us your proposed revisions in your response.

Mr. W. John Cash
United States Securities and Exchange Commission
June 30, 2014

Response:

On February 28, 2014, the Company disclosed that “The Company does not expect restructuring costs in 2014 to be material.”  That comment was referring to the restructuring costs related to the 2013 Restructuring, as the 2014 Restructuring had not yet been approved.  On March 4, 2014, partially in response to feedback from our shareholders related to shareholder appetite for acceleration of additional restructuring previously contemplated by management to occur subsequent to 2014 and following the successful completion of our 2013 Restructuring, our Board approved a further restructuring program (2014 Restructuring) related to eliminating underperforming operations, consolidating manufacturing facilities and improving efficiencies within the Company and to be completed in 2014 and 2015.  In future filings, we will clarify the disclosure noted in this paragraph to explain that “The Company does not expect any costs related to the 2013 Restructuring in 2014 to be material.”

In future filings, the Company will also enhance its MD&A to address the additional items noted.  The following illustrates the form of a revised presentation of these disclosures if such revisions had been incorporated into the Company’s Form 10-Q for Fiscal Quarter Ended March 31, 2014:

In March of this year, the Company announced that it was initiating a further restructuring plan to eliminate underperforming operations, consolidate manufacturing facilities and improve efficiencies within the Company. Based on this plan, the Company determined that certain long-lived assets associated with the underperforming operations were impaired, resulting in a write-down of the carrying amounts of these assets. In addition, certain intangible assets were also determined to be impaired and were written down. Employee separation and other restructuring costs were incurred during the first quarter of 2014 as the Company will reduce headcount at impacted facilities in all business functions; primarily direct and indirect labor at manufacturing sites (none of which have been terminated as of the balance sheet date). For the three months ended March 31, 2014, the Company recorded total restructuring and other costs of $52.7 million. The Company determined that this was the appropriate amount of 2014 Restructuring and other costs to record in the period in accordance with the Accounting Standards Codification (ASC) and based on an internal review of the affected facilities and consultation with legal and other advisors. In 2013, the Company had restructuring costs to relocate the Flavors & Fragrances Group headquarters and consolidate manufacturing facilities resulting in the recording of $12.8 million of restructuring costs in the first quarter of 2013.

In future filings, the Company will also amend its relevant Restructuring note to its consolidated condensed financial statements to address the additional items noted.  The following illustrates our planned revision of future filings using the disclosures from Form 10-Q as of March 31, 2014:

Mr. W. John Cash
United States Securities and Exchange Commission
June 30, 2014

10.	Restructuring

On March 4, 2014, the Company announced a further restructuring plan (2014 Restructuring) related to eliminating underperforming operations, consolidating manufacturing facilities and improving efficiencies within the Company.  The Company anticipates that the 2014 Restructuring will impact several facilities and will generate cost savings preliminarily estimated to be between $20 million and $25 million per year upon completion, which is expected to be in 2015.  The Company also anticipates that the 2014 Restructuring will include a reduction in headcount by approximately 250 employees, primarily direct and indirect manufacturing labor, pre-tax charges of approximately $90 million and a reduction in its annual operating costs by approximately $20 million to $25 million, with incremental savings expected to be achieved over the next 2 to 3 years and with the full benefit expected to be achieved after 2015.  In connection with the 2014 Restructuring, no employees were terminated as of March 31, 2014 and no savings were recognized by March 31, 2014.

In connection with the 2014 Restructuring, the Company determined that certain long-lived assets, including land, buildings and certain pieces of equipment, associated with the identified underperforming operations, were impaired. As a result, the carrying amount of these assets was reduced to approximately $16 million, their aggregate respective fair values, which were based on independent market valuations for these assets. Certain intangible assets were also determined to be impaired and were written down in the current quarter. The Company also incurred $0.9 million during the current quarter related to the 2014 proxy contest. These costs are included in Other costs in the table below and mainly relate to proxy solicitation, public relations, technical consulting and legal services.

For the three months ended March 31, 2014, the Company recorded 2014 Restructuring and other costs of $52.7 million ($37.4 million after-tax).  The Company determined that this was the appropriate amount of 2014 Restructuring and other costs to record in the period in accordance with the Accounting Standards Codification (ASC) and based on an internal review of the affected facilities and consultation with legal and other advisors.  Detail of the restructuring and other costs recorded in selling and administrative expenses in the Corporate & Other segment during the three month period ended March 31, 2014 is as follows:

(In thousands)	Three Months Ended, March 31, 2014
Employee separations	$12,322
Long-lived asset impairment	38,660
Intangibles impairment	1,049
Gain on asset sales	(602)
Other costs[1]	1,293

Total	$52,722

1 Other costs include decommissioning costs, professional services, personnel moving costs, other related costs and 2014 proxy contest costs.

Mr. W. John Cash
United States Securities and Exchange Commission
June 30, 2014

As of the balance sheet date, the Company expects to incur approximately $20 million to $25 million of additional 2014 Restructuring costs by the end of December 2014 and $12 million to $17 million of additional 2014 Restructuring costs in 2015, consisting primarily of employee separations, asset impairments and inventory write-downs.

For the quarter ended March 31, 2013, the Company recorded restructuring costs of $12.8 million ($9.4 million after-tax), related to the 2013 restructuring plan (2013 Restructuring) to relocate the Flavors & Fragrances Group headquarters to Chicago, as well as a profit improvement plan across all segments of the Company. Detail of the 2013 Restructuring expenses recorded in Corporate & Other segment during the three month period ended March 31, 2013 is as follows:

(In thousands)	Selling & Administrative	Cost of Products Sold	Total
Employee separation	$8,912	$-	$8,912
Long-lived asset impairment	2,526	-	2,526
Write-down of inventory	-	595	595
Other	740	-	740

Total	$12,178	$595	$12,773

The Company evaluates performance based on operating income of each segment before restructuring costs. The restructuring and other costs are recorded in the Corporate & Other segment. The following table summarizes the restructuring and other costs by the segments that the costs relate to for the periods ended March 31, 2014 and 2013:

	Three Months Ended,
(In thousands)	March 31, 2014	March 31, 2013
Flavors & Fragrances	$44,983	$8,539
Color	6,539	3,709
Corporate & Other	1,200	525

Total	$52,722	$12,773

Mr. W. John Cash
United States Securities and Exchange Commission
June 30, 2014

The following table summarizes the accrual for the restructuring and other charges for the three month period ended March 31, 2014:

(In thousands)	Employee Separations	Asset Related and Other	Total
Balance as of December 31, 2013	$4,562	$1,588	$6,150
Restructuring and other costs	12,322	40,400	52,722
Gain on sale of assets	-	602	602
Cash spent	(2,287)	(1,147)	(3,434)
Reduction of assets	-	(39,709)	(39,709)
Translation adjustment	(35)	-	(35)
Balance as of March, 31, 2014	$14,562	$1,734	$16,296

We appreciate your comments on our filings. We acknowledge, on behalf of Sensient, that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. W. John Cash
United States Securities and Exchange Commission
June 30, 2014

If you have any questions on our responses, please contact me.

Sincerely,

Richard F. Hobbs
Senior Vice President and Chief Financial Officer